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                                                                 Exhibit (d)(24)

                                November 21, 2005

Edward J. Roach
President
The RBB Fund, Inc.
Bellevue Park Corporate Center
400 Bellevue Parkway
Wilmington, DE 19809

          Re:  The RBB Fund, Inc.
               Schneider Value Fund (the "Fund")

Dear Mr. Roach:

          By our execution of this letter agreement (this "Agreement"), intending to be legally bound hereby, Schneider Capital Management Company (the "Adviser") agrees that in order to improve the performance of the Fund, the Adviser shall, from January 1, 2006 through December 31, 2006, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund's total operating expenses (other than brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 0.85% of the Fund's average daily net assets.

          The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

                                            SCHNEIDER CAPITAL MANAGEMENT COMPANY

                                            By:    /s/ Steven Fellin
                                                   -----------------------------
                                            Title: COO/CFO

Your signature below acknowledges
acceptance of this Agreement:

By: /s/ Edward J. Roach
    -----------------------------
    Edward J. Roach
    President
    The RBB Fund, Inc.